Exhibit 99.3

RNS Number: 4789C
Wolseley PLC
01 September 2004

Schedule 5 – Block Listing Six-Monthly Return

1 Name of company:
Wolseley plc

2 Name of Scheme:
Employee Savings Related Share Option Scheme 1981

3 Period of Return – From:
1 March 2004

To:
31 August 2004

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
1,104,689 ordinary 25p shares

5 Number of shares issued/allotted under scheme during period:
445,422

6 Balance under scheme not yet issued/allotted under scheme at end of period:
659,267

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
500,000 Ordinary 25p shares listed on 11.10.2000 ref RA/0005-0001 (utilised)
100,000 Ordinary 25p shares listed on 02.04.2002 ref RA/Wolseley plc/00010 (utilised)
900,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011 (utilised)
1,000,000 Ordinary 25p shares listed on 01.10.2003 ref RA/Wolseley plc/00012

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
585,083,518

Contact name for queries:
M J White

Contact telephone number:
0118 929 8700

Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading, RG7 4GA

Name of person making return:
M J White

Position of person making return:
Group Company Secretary and Counsel

Additional Information:

This information is provided by RNS
The company news service from the London Stock Exchange

END